Biotech Acquisition Company

c/o Ellenoff Grossman & Schole LLP

545 West 25th Street, 20th Floor

New York, NY 10001

January 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Young Kim

Re:	Biotech Acquisition Company
Registration Statement on Form S-1, as amended
Filed December 31, 2020
File No. 333-251834

Dear Ms. Kim:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biotech Acquisition Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on January 25, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Ivan Jarry
Ivan Jarry
Chief Operating Officer

cc:	Ellenoff Grossman & Schole LLP